

October 14, 2021

Bradley Meader
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Avenue
Kansas City, MO 64125

> **Re: Custom Truck One Source, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed March 9, 2021**
> **Form 8-K filed August 12, 2021**
> **File No. 001-38186**

Dear Mr. Meader:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 12, 2021

Exhibit 99.1, page 1

1.   It is not appropriate to combine information for the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please revise future filings to remove all combined financial information.

2.   Reference is made to the many non-GAAP measures which exclude the impact of purchase accounting. Please provide detail of what each adjustment includes and the amount of each component. For each component of the adjustment please tell us how you considered whether you are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

3.   Adjusted net working capital adjusts for current maturities of long-term debt, current portion of finance lease obligations and accrued interest expense. You should not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA). Refer to Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise future filings or advise why your measure as presented is not prohibited.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services